Exhibit 99.3

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited

A.B.N.	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jerzy Muchnicki

Date of appointment	31 January 2018

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.

MJGD Nominees Pty Ltd	6,254,115 ordinary shares
JGM Investment Group (The Muchnicki Family A/C)	5,900,000 ordinary shares
MJGD Nominees Pty Ltd (BSMI A/C)	4,849,129 ordinary shares
MJGD Nominees Pty Ltd (BSMI A/C)	6,666,667 options to fully paid ordinary shares

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

Dated: 5 February 2018